File number 82 - 524

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

02055491

82-34640

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

30 September 2002

02 OCT 22 AM 9:36

SUPPL

Dear Sir

Friends Provident - File number

Since our previous submission to you on 22nd August 2002 and pursuant to rule 12g3 - 2(b) of the Securities and Exchange Act of 1934, please find enclosed a recent press release automatically generated by London Stock Exchange.

30th September 2002 Price Monitoring Extension

Should you require any assistance, please do not hesitate to contact me by email to diana.monger@friendsprovident.co.uk.

Yours sincerely

Mrs. Diana Monger
Assistant Group Secretary

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

Enc.

dw 10/28

LSE / SecExch: SecExch 300902

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Company	Friends Provident PLC
TIDM	FP.
Headline	Price Monitoring Extension
Released	16:35 30 Sep 2002
Number	8620B

RNS Number:8620B
Friends Provident PLC
30 September 2002

A Price Monitoring Extension has been activated in this security.

END

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